REGI U.S., Inc.
1103 – 11871 Horseshoe Way
Richmond, B.C., V7A 5H5

March 21, 2005

Kate Tillan, Reviewing Accountant
U.S. Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, DC 20549

Re:	REGI U.S., Inc. (“REGI”)
Form 10-KSB for the fiscal year ended April 30, 2004
Forms 10-QSB for the quarters ended July 31, and October 31, 2004
File No. 000-17861

Dear Ms. Tillan:

This letter responds to your letter dated March 9, 2005, commenting on REGI’s financial statements and related disclosures contained in its Form 10-KSB for the fiscal year ended April 30, 2004, and forms 10-QSB for the quarters ended July 31, and October 31, 2004 (the “Amended Reports”). The item numbers in this response correspond to the numbered comments in your letter of March 9, 2005.

Form 10-KSB for the fiscal year ended April 30, 2004 and Forms 10-QSB for the quarters ended July 31, 2004 and October 31, 2004

Controls and Procedures

1.
We have amended the 10-KSB to reflect the disclosure of our certifying officers as to the effectiveness of controls and procedures “as of the end of the Company’s most recent fiscal year”, and for the Form 10-QSB’s “as of the end of the reporting period”.

2.
We have revised the Amended Reports to clarify that our officers concluded that our disclosure controls and procedures are also effective to ensure that information required to be disclosed in the reports that the Company files or submits under the Exchange Act is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, to allow timely decisions regarding required disclosure.

3.
We have removed the word “significant” as there were no changes in our internal control over financial reporting that materially affected, or that are likely to materially affect our internal control over financial reporting in the Amended Reports.

March 21, 2005

Exhibit 31.1 and 31.2 Certifications

4.
We have updated the certifications filed as Exhibits 31.1 and 31.2 in the Amended Reports to the requirements as set out in Release No. 33-8238. The updated certifications are in the exact form prescribed. We have amended our Form 10-KSB for the fiscal year ended April 30, 2004, and forms 10-QSB for the quarters ended July 31, and October 31, 2004 that includes the entire filing together with the certifications of each of our current CEO and CFO in the form set forth in Item 601 of Regulation S-B.

We have filed the Amended Reports along with this cover letter on EDGAR. We will provide you with blacklined copies of the amendments directly by courier to expedite your review.

In connection with our response to your comments, we provide the following statement from the Company acknowledging the following:

(a)	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

(b)
SEC staff comments or changes to disclosure in response to SEC staff comments in the filings reviewed by the SEC staff do not foreclose the Commission from taking any action with respect to the filing; and

(c)	the Company may not assert SEC staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please call me at (206) 262-9545 if you have any questions.

Very truly yours,

REGI U.S., Inc.

/s/ James Vandeberg

James Vandeberg
Chief Financial Officer

Cc: John Robertson, President, REGI U.S., Inc.